NR12-22	August 30, 2012

Cardero Announces Further Positive Results
from Ferricrete Reverse Circulation Drilling,
Sheini Hills Iron Project, Ghana

Best intersections include:

RC Hole 50; 11 metres from surface, grading 43.80% Iron
RC Hole 52; 9 metres from surface, grading 40.68% Iron
RC Hole 53; 8 metres from surface, grading 43.21% Iron
RC Hole 57; 8 metres from surface, grading 42.36% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces receipt of further reverse circulation drill results from Phase I Ferricrete (detrital iron) drilling at the Company’s Sheini Hills Iron Project, in northeastern Ghana.

In addition to the drilling of haematite ironstones, surface Ferricrete/Detrital Deposits have been tested with 127 short drill holes (1,923 metres) of reverse circulation drilling. Cardero has received assay results from an additional 52 reverse circulation holes located in 7 of the 8 Ferricrete fields drill-tested (Figure 1, Table 1). The ferricrete in these holes ranges from 1 metre to 18 metres in thickness.

RESOURCE ESTIMATE UNDERWAY

Now that the Phase I exploration program at Sheini Hills has been completed, SRK Consulting has been retained to complete a maiden resource estimate report in accordance with NI 43-101. Cardero anticipates dissemination of the report in Q4 2012.

Table 1: Ferricrete Iron Results by Drill Hole*

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC037	1	0	5	5	36.85
SRC038	1	0	4	4	42.32
SRC039	1	0	5	5	37.06
SRC040	1	0	4	4	29.04
SRC041	1	0	8	8	29.43
SRC042	1	0	4	4	40.26
SRC043	1	0	4	4	35.11
SRC044	1	0	12	12	25.56

Cardero Resource Corp.	- 2 -	August 30, 2012
NR12-22 – Continued

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC045	1	0	7	7	21.41
SRC046	1	0	5	5	36.71
SRC047	1	0	4	4	24.02
SRC048	1	0	4	4	26.98
SRC049	1	0	6	6	33.90
SRC059	1	0	11	11	25.67
SRC060	1	0	2	2	37.42
SRC061	1	0	2	2	30.33
SRC062	1	0	18	18	26.53
SRC063	1	0	4	4	31.26
SRC064	1	0	4	4	42.62
SRC065	1	0	4	4	40.32
SRC066	1	0	3	3	31.95
SRC067	1	0	3	3	29.11
SRC057	2	0	8	8	42.36
SRC058	2	0	8	8	37.09
SRC035	3	0	2	2	33.71
SRC036	3	0	2	2	24.88
SRC050	4	0	11	11	43.80
SRC051	4	0	11	11	38.16
SRC052	4	0	9	9	40.68
SRC053	4	0	8	8	43.21
SRC054	4	0	13	13	33.44
SRC055	4	0	10	10	31.89
SRC056	4	0	14	14	35.73
SRC068	5	0	3	3	33.74
SRC069	5	0	8	8	30.54
SRC070	5	0	8	8	24.17
SRC071	5	0	4	4	33.58
SRC072	5	0	1	1	29.08
SRC077	7	0	4	4	23.13
SRC078	7	0	12	12	22.69
SRC079	7	0	5	5	23.97
SRC080	7	0	4	4	23.34
SRC081	7	0	4	4	23.48
SRC082	7	0	5	5	17.76
SRC083	7	0	5	5	23.14
SRC084	7	0	6	6	24.00
SRC085	7	0	6	6	22.32
SRC086	7	0	4	4	27.77

Cardero Resource Corp.	- 3 -	August 30, 2012
NR12-22 – Continued

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC073	8	0	11	11	33.70
SRC074	8	0	8	8	23.32
SRC075	8	0	2	2	35.77
SRC076	8	0	6	6	24.38

*All holes are drilled vertically. Ferricretes are recent, sub-horizontal detrital deposits and intersections presented here are considered true thicknesses.

Detrital iron deposits are found where weathering has eroded bedded ironstones and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types have been found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater and under appropriate conditions typically form hard indurated zones such as ferricrete and laterite.

The quality of the potential iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini Hills, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes. By definition, all of the ferricrete deposits occur at surface with no overburden providing a zero strip ratio if future mining is considered feasible.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

Cardero Resource Corp.	- 4 -	August 30, 2012
NR12-22 – Continued

Figure 1: Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Ferricrete Fields 1- 8 are labeled; this release includes data from all fields, excluding Field 6.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site

Cardero Resource Corp.	-5 -	August 30, 2012
NR12-22 – Continued

(www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499